U. S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K



[X]  ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT OF
     1934

                   For the fiscal year ended December 31, 2002


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                         Commission file number 0-19508


A. Full title of the plan and the address of the plan, if different from that of the Issuer named below:

                        BNCCORP, Inc. 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal office:

                                  BNCCORP, Inc.
                                  322 East Main
                          Bismarck, North Dakota 58501

BNCCORP, Inc.
401(k) Savings Plan

Financial statements as of
December 31, 2002 and 2001
together with report of
independent auditors

                   Index to Financial Statements and Schedules

                                                                            Page
Report of KPMG LLP......................................................      1
Report of Arthur Andersen LLP...........................................      2
Statements of net assets available for benefits.........................      3
Statements of changes in net assets available for benefits..............      4
Notes to financial statements...........................................      5
Schedule H, Line 4i - Schedule of Assets (Held At End of Year)..........     10

                          Independent Auditors' Report


To the Plan Administrator of
BNCCORP, Inc. 401(k) Savings Plan:

We have audited the statements of net assets available for benefits of the BNCCORP, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2002 and the related statements of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audit. The 2001 financial statements of the BNCCORP, Inc. 401(k) Savings Plan were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements and financial statement schedules in their report dated March 1, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the statements of net assets available for benefits of the BNCCORP, Inc. 401(k) Savings Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employer Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


KPMG LLP
Minneapolis, MN
June 6, 2003

                          Independent Auditors' Report



{This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Plan's filing on Form 11-K for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with this filing on Form 11-K. See Note 2 below for further discussion.}


                    Report of independent public accountants

To the Plan Administrator of
BNCCORP, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of BNCCORP, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years ended December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) on page 8 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Arthur Andersen LLP


Minneapolis, Minnesota
March 1, 2002



                        BNCCORP, INC. 401(k) SAVINGS PLAN
                 Statements of net assets available for benefits
                               As of December 31,

                                                 2002                 2001
                                          -----------------    -----------------
INVESTMENTS (at fair value):
   Cash and cash equivalents...........      $     63,379         $     92,617
   Certificates of deposit.............           321,688              196,932
   Mutual funds........................         2,802,643            2,645,658
   Common stock of BNCCORP, Inc........         1,401,477            1,375,447
   Common/collective trust.............           100,849              100,232
   Loans to participants...............           200,539              164,686
   BNC US Opportunities Fund LLC.......           335,428              342,679
                                          -----------------    -----------------
     Total investments.................         5,226,003            4,918,251

CONTRIBUTIONS RECEIVABLE...............           261,305              206,883
                                          -----------------    -----------------
     Net assets available
       for benefits....................      $  5,487,308         $  5,125,134
                                          =================    =================

The accompanying notes are an integral part of these financial statements.


                        BNCCORP, INC. 401(k) SAVINGS PLAN
           Statements of changes in net assets available for benefits
                         For the year ended December 31,

                                                 2002                 2001
                                           ----------------     ----------------
Investment income (loss):
   Loan interest income...................    $    14,002           $   11,124
   Interest...............................         52,951               43,070
   Net depreciation in fair value.........       (637,580)            (320,254)
                                           ----------------     ----------------

     Total investment (loss) .............       (570,627)            (266,060)
                                           ----------------     ----------------
Contributions and transfers:
   Participant............................        805,955              622,921
   Employer...............................        261,305              206,883
   Rollover...............................         86,101              190,924
   Assets transferred into plan...........         26,845                    0
                                           ----------------     ----------------

     Total employee contributions.........      1,180,206            1,020,728

Less benefit payments.....................        247,405              736,669
                                           ----------------     ----------------

     Increase in net assets available
       for plan benefits..................        362,174               17,999

Net assets available for plan benefits:
   Beginning of year......................      5,125,134            5,107,135
                                           ----------------     ----------------
   End of year............................     $5,487,308           $5,125,134
                                           ================     ================

The accompanying notes are an integral part of these financial statements.

                        BNCCORP, INC. 401(k) SAVINGS PLAN
                          Notes to financial statements
                           December 31, 2002 and 2001

1    Description of the Plan
----------------------------

General

The BNCCORP, Inc. 401(k) Savings Plan (the Plan) was established effective February 1, 1992 as a profit-sharing plan under Section 401(a) of the Internal Revenue Code (the Code) and includes a cash or deferred arrangement under
Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The following is not a comprehensive description of the Plan and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the plan document for more complete information.

BNCCORP, Inc. (the Company) is the sponsor and administrator of the Plan and BNC National Bank is named as trustee. Dain Rauscher Wessels, Inc., LM Financial Partners, Inc., Raymond James & Associates, Inc. and Matrix Settlement & Clearance Services, LLC are the asset custodians and are responsible for holding the assets of the Plan. The Company is responsible for executing investment transactions at the direction of plan participants and the Plan advisory committee.

Expenses related to the management, operation and administration of the Plan are paid by the Company. Administration expenses totaled $55,300 for the year ended December 31, 2002 and $33,600 for the year ended December 31, 2001.

Eligibility and contributions

Employees of the Company who have attained the age of 21 are eligible to enter into the elective deferral section (Internal Revenue Code 401(k)) of the plan on the first day of the month following their date of hire. Employees who are participating in the elective deferral section of the plan and have completed one year of service are eligible to receive the company matching contribution beginning with the first day of the following January or July.

Employees of the Company who have attained age 21 and have completed two years of service become eligible for the discretionary company contribution on the first day of the following January or July. Participants can make salary deferral contributions (employee contributions) to the Plan of up to 50 percent of their annual compensation, subject to certain annually adjusted maximum amounts permitted by the Code. In addition, participants can elect to contribute amounts representing distributions from other qualified plans (rollover contributions).

The Plan allows the Company to make matching contributions on a portion of each employee's contribution and to make a discretionary contribution to eligible participants of the Plan. In 2002 and 2001, the Company matched 50 percent of eligible participant's deferrals, with a maximum match of 5 percent of compensation. The Company made matching contributions of $261,305 and $206,883 for the years ended December 31, 2002 and 2001, respectively. There were no discretionary contributions made to the Plan during the years ended December 31, 2002 and 2001.

Participant accounts

Each participant's account is credited monthly with salary deferral contributions and allocations of plan earnings. Each participant's account is credited annually with matching company contributions and discretionary Company contributions. The matching contribution is allocated as a percentage of each active participant's salary deferral for the year. The discretionary company contribution shall be allocated to the active participants based on each participant's compensation as a percentage of total participants' compensation.

Plan earnings are allocated to each participant's account based on the proportion of the participant's account to all participant accounts within each individual fund as of the preceding valuation date.

Participants   of  the  Plan  may  direct   their   contributions   and  company
contributions to any one or a combination of the following funds maintained and held by the asset custodians and may change their investment options quarterly.

                  Fund                                                           Type of investment
----------------------------------------------------               ----------------------------------------------
AIM Charter                                                        Large blend fund
AIM Constellation                                                  Mid-cap growth fund
AIM Weingarten                                                     Large growth fund
American Funds - Bond Fund of America                              Intermediate bond fund
American Twentieth Century Ultra                                   Large growth fund
Black Rock Index Equity                                            Large blend fund
BNC Certificate of Deposit                                         Certificates of deposit at BNC National Bank
BNC Global Balanced Collective Investment                          Growth and income fund
BNC Money Market Account                                           Money market account at BNC National Bank
BNC US Opportunities Fund LLC                                      Hedge fund
BNCCORP, Inc. Stock                                                Company stock
Dodge & Cox Stock Fund                                             Large value fund
Evergreen Precious Metals                                          Special precious metal fund
Fidelity Advisor Growth Opportunities                              Large value fund
Legg Mason Value Trust                                             Large value fund
Loomis Sayles Bond                                                 Long-term bond
Loomis Sayles Small Cap Growth                                     Small growth fund
Lord Abbett Development Growth                                     Small growth fund
Lord Abbett Investment Grade US Government Securities              Intermediate government bond
Mairs & Power Growth                                               Mid-cap blend fund
PIMCO Total Return                                                 Intermediate term bond
PIMCO Real Return                                                  Intermediate term bond
Putnam Global Government                                           International bond
Putnam Global Growth                                               World stock fund
Putnam Growth & Income                                             Large value fund
Schwab 1000                                                        Large blend fund
T. Rowe Price Growth                                               Large blend fund
T. Rowe Price Mid-Cap Growth                                       Mid-cap growth fund
Vanguard Energy Portfolio                                          Special national resource fund
Vanguard European Stock Index                                      European stock fund
Vanguard GNMA Fixed Income                                         Intermediate government bond
Vanguard Small Cap Index                                           Small blend fund
Vanguard US Growth                                                 Large growth fund


Vesting

All contributions and actual earnings thereon made by participants and the Company after December 31, 1996, are immediately vested and nonforfeitable. Employees hired and terminated before January 1, 1997, become fully vested after seven years.

Distributions to participants

Generally, participants are not entitled to withdraw amounts from the Plan prior to age 65. However, participants may receive in-service distributions from rollover and employee contribution accounts after reaching age 50, and early withdrawal amounts are allowed after reaching age 59 1/2 or in times of financial hardship, as defined in the Plan. Upon termination of employment, death or disability, participants are entitled to a distribution of their interest in the Plan. The benefits may be paid in the form of a lump sum, installment payments, a qualified joint or survivor annuity, or employer securities.


Loans to participants

A participant may obtain a loan ($1,000 minimum) for a specified financial need up to the lesser of the greater of 50 percent of the participant's vested account balance or $10,000 or $50,000. The term of the loan may not be less than 12 months or exceed five years, unless the loan is used to acquire a principal residence. Loans are collateralized by the participant's remaining account balance. Interest (4.25 to 4.75 percent for loans originating during 2002 and 6.00 to 9.50 percent for loans originating during 2001) is based on similar rates charged by a financial institution for a loan in a similar circumstance.

Amendment and termination of the Plan

Although it has not expressed any intent to do so, the Company reserves the right to amend or terminate the Plan at any time. The Plan is terminated when the Company gives written notice of termination. At that time participants would become 100% vested and the assets of the Plan will be distributed in accordance with the Plan's provisions.

2    Summary of significant accounting policies
-----------------------------------------------

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investments

Investments are carried at fair value as determined by the Plan's asset custodians. Net changes in the fair value of investments during the year are reported as net unrealized gains or losses. Net realized gains or losses on investments sold are determined based on cost and recognized on trade date. The fees charged for the BNC Global Balanced Collective Investment Fund and the BNC U.S. Opportunities Fund are netted against fund earnings.

Risks and uncertainties

The Plan provides for investment in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur that could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator's management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Inability to Obtain Consent of Prior Independent Public Accountants

There may be risks and the participants' recovery may be limited as a result of the Plan's prior use of Arthur Andersen LLP (Arthur Andersen) as the Plan's independent public accounting firm. On April 5, 2002, Arthur Andersen resigned as our independent auditors. Subsequently, Arthur Andersen was convicted of obstruction of justice for activities relating to its previous work for Enron Corp. KPMG LLP was appointed as the Plan's independent auditors for the fiscal year ended December 31, 2002.

As a result of Arthur Andersen's conviction and related events, after reasonable efforts, the Plan has been unable to obtain the written consent of Arthur Andersen to the incorporation by reference into our registration statement on Form S-8 (Registration No. 333-58584) of Arthur Andersen's audit report with respect to the Plan's financial statements as of and for the year ended December 31, 2001. Under these circumstances, Rule 437a under the Securities Act of 1933 (the Securities Act) permits the Plan to file this Form 11-K, which is incorporated by reference into our registration statement on Form S-8 (Registration No. 333-58584) deemed to be new registration statement, without the consent of Arthur Andersen LLP. However, as a result, Arthur Andersen will not have any liability under Section 11(a) of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen or any omissions of a material fact required to be stated therein. Accordingly, participants would be unable to assert a claim against Arthur Andersen under Section 11(a) of the Securities Act.


3    Investments
----------------

The fair values of individual assets that represent 5 percent or more of the Plan's net assets at December 31 are as follows:
                                                   2002               2001
                                           -----------------   -----------------

      Vanguard GNMA Fixed Income...........   $   331,340         $      *
      BNC Certificate of Deposit...........       321,688                *
      American Twentieth Century Ultra.....       616,973            763,311
      BNC US Opportunities Fund LLC........       335,428            342,679
      BNCCORP, Inc. Stock..................     1,401,477          1,375,447

        *Less than 5%

During 2002, realized and unrealized gains (losses) by investment type were as follows:


            Common Collective Trust...............       (15,417)
            Common Stock..........................       (62,584)
            Mutual Funds..........................      (515,746)
            BNC US Opportunities Fund LLC.........       (43,833)


4    Tax status
---------------

The Internal Revenue Service has determined and informed the Company by a letter dated January 30, 2003 that the Plan is designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

5    Party-in-interest transactions
-----------------------------------

The accounts managed by the Company qualify as exempt party-in-interest transactions. The fees charged for the BNC Global Balanced Collective Investment Fund and the BNC U.S. Opportunities Fund are netted against fund earnings.

6    Reconciliation of financial statements to the Form 5500
------------------------------------------------------------

As of December 31, 2002 the Plan had approximately $13,500 of pending distributions to participants who elected distributions from their accounts. These amounts are recorded as a liability in the Plan's Form 5500; however, in accordance with accounting principles generally accepted in the United States, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits. The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                  Distributions                                  Increase in net         Net assets
                                    payable to                Benefit            assets available       available for
                                   participants              payments              for benefits           benefits
                                --------------------    ------------------     -------------------    ----------------
Per financial statements.......     $       -              $ (247,405)            $    362,174           $5,487,308

Current year accrual...........       (16,032)                (16,032)                 (16,032)             (16,032)

Prior year accrual ............             -                  13,501                   13,501                    -
                                --------------------    ------------------     -------------------    ----------------
Per the Form 5500.............      $ (16,032)             $ (249,936)            $    359,643           $5,471,276
                                ====================    ==================     ===================    ================


                        BNCCORP, INC. 401(k) SAVINGS PLAN
         (Employer identification number: 45-0402816) (Plan number: 001)
         Schedule H, Line 4i - Schedule of Assets (Held At End of Year)
                             As of December 31, 2002

                                                  Current
             Description                           Cost**            Value
--------------------------------------------  ---------------  -----------------
AIM Charter.................................                      $    76,389
AIM Constellation...........................                          132,941
AIM Weingarten..............................                           85,794
American Funds - Bond Fund of America.......                           54,368
American Twentieth Century Ultra............                          616,973
Black Rock Index Equity.....................                           69,662
BNC Certificate of Deposit*.................                          321,688
BNC Global Balanced Collective Investment*..                          100,849
BNC Money Market Account*...................                           63,379
BNC US Opportunities Fund LLC*..............                          335,428
BNCCORP, Inc. Stock*........................                        1,401,477
Dodge & Cox.................................                          154,789
Evergreen Precious Metals...................                          123,787
Fidelity Advisor Growth Opportunities.......                           15,597
Legg Mason Value Trust......................                          254,092
Loomis Sayles Bond..........................                           35,199
Loomis Sayles Small Cap Growth..............                           42,076
Lord Abbett Development Growth..............                            4,201
Lord Abbett Investment Grade
  US Government Securities..................                            6,174
Mairs & Power Growth........................                          182,322
PIMCO Real Return...........................                           65,380
PIMCO Total Return..........................                           24,277
Putnam Global Government....................                            4,922
Putnam Global Growth........................                          117,604
Putnam Growth & Income......................                           33,632
Schwab 1000.................................                           77,566
T. Rowe Price Growth........................                           41,095
T. Rowe Price Mid-Cap Growth................                           73,765
Vanguard Energy Portfolio...................                           75,175
Vanguard European Stock Index...............                           26,585
Vanguard GNMA Fixed Income..................                          331,340
Vanguard Small Cap Index....................                           65,772
Vanguard US Growth..........................                           11,166
Loans to participants (interest rates
  ranging from 4.25% to 9.5%)*..............                          200,539
                                                               -----------------
               Total........................                     $  5,226,003
                                                               =================

*Denotes party in interest.
**Historical cost is omitted for participant-directed plans.

See Accompanying Independent Auditors' Report

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.



                                BNCCORP, INC. 401(K) SAVINGS PLAN



June 27, 2003                   By:   /s/ Michael T. Schmitz
                                   ---------------------------------------------
                                   Name:  Michael T. Schmitz
                                   Title: Chairman, BNCCORP, Inc. 401(k)
                                          Savings Plan Administrative Committee

                                  Exhibit Index


23.1 Consent of KPMG LLP

99.1 Certification  Pursuant to 18 U.S.C.  Section  1350 as Adopted  Pursuant to
     Section 906 of the Sarbanes-Oxley Act of 2002